Exhibit 4.6

AMENDMENT NO. 1 TO

THE EMPLOYMENT AGREEMENT

Executed on this 10 day of July, 2017

THIS AMENDMENT (the “Amendment”) to the Employment Agreement dated 23 December, 2013 (the “Employment Agreement”) is entered into this 1 day of January, 2017 (the “Effective Date”), by and between Galmed Research and Development Ltd., private company number 514983196 having its place of business at Tiomkin 16, Tel-Aviv 6578317, Israel (the “Company”), and Mr. Allen Baharaff, I.D. No 059100818, residing at 7 Hayutman Street, Tel-Aviv, Israel (the “Executive”).

WHEREAS,	the Company and the Executive have entered into the Employment Agreement; and

WHEREAS,	the Employment Agreement includes certain provisions which the parties mutually wish to amend as set forth herein.

NOW, THEREFORE, the parties hereto agree to amend the Employment Agreement as follows:

1.	Monthly Salary

Section 6 of Annex A of the Employment Agreement shall be replaced in its entirety by the following:

“NIS 115,500”

As of the Effective Date, any references in the Employment Agreement to the terms “Monthly Salary”, shall refer to the amount set forth in this Section.

2.	Special Bonus

Section 17 of Annex A shall be added to the Employment Agreement as follows:

"Execution of a Strategic Agreement Bonus

Upon an Execution of a Strategic Agreement, as defined below, and subject to the full discretion of the Company's board of directors, the Executive shall be entitled to a compensation of up to 12 time the Monthly Salary.

"Strategic Agreement" – a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for US, Europe, Japan or China.

Fund Raising Bonus

Upon the completion of financing (excluding from a Strategic Agreement) of USD8M to USD10M, and subject to the full discretion of the Company's board of directors, the Executive shall be entitled to a compensation of up to 10 times the Monthly Salary.

Upon the completion of financing (excluding from a Strategic Agreement) of USD10M or more, and subject to the full discretion of the Company's board of directors, the Executive shall be entitled to a compensation of up to 12 times the Monthly Salary.

It is hereby clarified that the Executive shall not be entitled to any social contributions or other benefits regarding any of the compensations specified under this section."

The execution of the Strategic Agreement Bonus and the Fund Raising Bonus shall be independent of one another and the Executive may be entitled to both compensations in the same calendar year.

3.	Change of Control Event

Section 18 of Annex A shall be added to the Employment Agreement as follows:

"Upon a Change of Control Event, as defined below, and subject to the full discretion of the Company's board of directors, the Executive shall be entitled to a compensation of up to 12 times the Monthly Salary.

(i) In the event that Company’s options are cashed-out upon a Change of Control Event, all unvested options granted to the Executive will vest immediately prior to the consummation of the Change of Control Event;

(ii) if upon a Change of Control Event (a) the Executive's employment as CEO of the Company or the surviving entity is terminated within twelve months as of the Change of Control Event, and (b) options are replaced for new options of the surviving entity as part of the Change of Control Event with a vesting schedule and terms identical to the replaced options (the “Replacement Options”), then (x) all unvested Replacement Options granted to the Executive will vest immediately prior to the termination of the Executive’s employment, and (y) the Executive’s Replacement Options will be exercisable until the earlier of (a) two years from the Executive's termination of Employment, and (b) expiration of the Replacement Options.

It is hereby clarified that the Executive shall not be entitled to any social contributions or other benefits regarding any of the compensations specified under this section.

The grant of a Change of Control compensation as detailed in this section 18 shall be independent of the execution of any bonus under section 17 and the Executive may be entitled to both compensations in the same calendar year.

"Change of Control Event" – (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company."

4.	Term of Employment.

Section 5b. of Annex A of the Employment Agreement shall be amended as follows:

“This Agreement is made for an undefined term and it may be terminated by entire party, by giving the other party 6 months prior written notice.”

5.	Remuneration for Executive's Non-Compete Undertaking.

Sections 13a. and 13b. of Annex A of the Employment Agreement shall be amended as follows:

a.	"The Executive hereby undertakes, for a period of 12 months after the termination of his employment by either the Company or the Executive (meaning from the date on which the employer-employee relationship with Company ends), not to engage, directly or indirectly, in any business, position, work or any other engagement that directly competes with the business of the Company or any company in the Galmed Group, unless he receives the Company’s prior written approval.

b.	At any event of termination of the employment of the Executive by either the Company or the Executive, for any reason (however excluding termination for Cause), the Executive shall be entitled to a payment of 12 times the gross Monthly Salary, in effect at such time, to be paid in 12 equal monthly installments, in exchange for the Executive’s undertaking not to compete with the Company, as further detailed in the NDA and any other non-compete obligations undertaken by the Executive and subject to compliance therewith (the “Non-Compete Remuneration”). Notwithstanding the foregoing, in the event that the Executive materially breaches any provision of this Section, the payment of the Non-Compete Remuneration shall immediately cease, and the Company shall be entitled to reclaim any amounts already paid in accordance therewith, and the Company shall have no further obligations to the Executive with respect thereto, without derogating from any other rights or remedies available to the Company pursuant to the Agreement or applicable law in respect of such breach."

6.	Equity.

Sections 19 of Annex A to the Employment Agreement shall be added as follows:

"Unless in case of resignation by the Executive, other than a resignation for a Good Reason Event, as defined below, or termination for Cause, as defined in Section 3.4 to this Agreement: (i) unvested options will vest upon termination; and (ii) unexercised options granted to the Executive may be exercised until the earlier of (a) two years from the termination, and (b) expiration of the options.

"Good Reason Event" means: any of the following events, provided that the event is effected by the Company without the written consent of the Executive: (A) a material reduction or adverse change in the Executive’s authority, duties or responsibilities; (B) a reduction in the Executive’s Monthly Salary, other than a reduction of no more than 10% of his then current Monthly Salary as part of an across the board reduction in all salaries for employees of the Company; (C) a material breach by the Company of the Executive‘s employment agreement or any other agreements pertaining directly to the Executive’s compensation or employment or (D) death, disability or sever illness.

7.	Manager's Insurance/Pension Plan.

Section 7 of Annex A to the Employment Agreement shall be replaced in its entirty, as follows:

a.	"The Company and the Executive will obtain and/or continue to maintain Managers Insurance and/or Pension Fund according to the Executive’s choice (“Pension Insurance”). The contribution to the Pension Insurance shall be as follows: (i) the Company shall contribute an amount equal to 6.5% of the Monthly Salary payment for premium payments (the “Company Contribution”) and an additional 8.33% of the Monthly Salary payment for severance payments; and (ii) the Executive shall contribute 6% of the Monthly Salary payment toward the premiums payable in respect of a Pension Insurance.

b.	The Executive hereby instructs the Company to transfer to the Pension Insurance the amounts of the Executive’s and the Company’s contributions from each Monthly Salary payment, on account of the Pension Insurance.

c.	In the event the Executive elects to obtain Managers Insurance, the Company Contribution shall include payments toward a Disability Insurance which shall not exceed 3.5% of the Monthly Salary, to cover 75% of the Executive's Monthly Salary (“Ovdan Kosher Avoda”), which may be included within the Managers Insurance Policy, for the exclusive benefit of the Executive, provided that the Company’s contribution towards premium payments shall not be less than 5%. For the removal of any doubt, it is hereby clarified that the Company Contribution together with any payments towards Disability Insurance shall not exceed 8.5% of the Executive's Monthly Salary.

8.	Survival of Provisions.

Except as otherwise amended and modified hereby, which amendments shall have effect on the entire Employment Agreement, the provisions of the Employment Agreement shall remain in full force and effect.

9.	General.

9.1.	Executive hereby acknowledges that he is aware that this Amendment shall take effect as of the Effective Date.

9.2.	This Amendment shall be deemed to all intents and purposes as an integral part of the Employment Agreement. Executive acknowledges that he has read and fully understood all the provisions of this Amendment and that the signing of this Amendment was made at Executive's own free will.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

	/s/ Tali Yaron Eldar	/s/ Allen Baharaff
	Galmed Research and Development Ltd.	Allen Baharaff

By:	Tali Yaron Eldar
Title:	Director

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